August 15, 2007

Prokopios (Akis) Tsirigakis
Chief Executive Office and President
Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Maroussi 15124, Athens, Greece

      Re:	Star Bulk Carriers Corp.
      Amendment No. 2 to Registration Statement on Form F-4
      Filed July 19, 2007
		File No. 333-141296

		Star Maritime Acquisition Corp.
		Amendment No 2 to Preliminary Proxy Statement on Form
PRER
14A
		Filed July 19, 2007
		File No. 1-32685

Dear Mr. Tsirigakis:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note your response to comment three in our letter dated June 27, 2007. Please revise the calculation of the registration fee table and where appropriate to clarify that the registration statement, as it concerns shares issued or issuable to the owners of vessels to be acquired, covers the resales and not the original issuance, of such shares. We reissue the comment.

Recommendations of the Board of Directors
2. We note your response to prior comment 25 and the analyses provided to the CEO and CFO, who later communicated to the board the bases of the financial advisors` evaluations. As these evaluations were provided to management and communicated to the board in connection with their analyses of the proposed transaction, we reissue prior comment 25. Please revise accordingly.

Information Concerning Star Bulk Carriers Corp., page 84

Employment and Consulting Agreements, page 93
3. We note your response to comment 11 in our letter dated June
27,
2007. Please confirm that your disclosure in this section covers all benefits in kind granted to members of your management, including any contingent or deferred compensation accrued for the past year even if the compensation is payable at a later date. In addition, disclose the total amounts, if any, set aside or accrued by the company or its subsidiaries to provide pension, retirement, or similar benefits.

Star Bulk`s Forecasted Cash Available for Dividends Reserves and Extraordinary Expenses, page 127
4. Per share measures of liquidity are not acceptable in documents filed with the Commission, accordingly, we reiterate prior comment 34 and refer you to Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Please revise to delete the per share measure.

Related Party Transactions, page 130
5. We note your response to comment 37 in our letter dated June
27,
2007. Please clarify whether the company policies and procedures related to review, approval, or ratification of transactions with related persons are in writing and, if not, how such polices and procedures are evidenced. In addition, explain how the company will determine "independence" of the members of the board.
6. Also, please revise your heading and disclosure to address all related person transactions. We note the disclosure on page F-28.

Tax Considerations, page 151
7. We reissue comments 105 and 106 from our letter dated April 15, 2007. Please revise to clearly indicate the statements that constitute the opinion of Seward & Kissel. Currently the statement on page 31 that the IRS Code provides certain tax treatment "unless" certain circumstances occur, does not express an opinion. Similarly, the statement on page 155 that Star Bulk will qualify for certain tax treatment "provided" certain circumstances exist does not express an opinion. And the statement that actions "will generally constitute dividends, which may be taxable" does not provide an opinion.
Also
see "generally be treated" in the last paragraph on page 155.
8. In this regard, please revise the risk factors and here to clearly indicate, if true, that Seward & Kissel is not giving an opinion that
Star Bulk satisfies an exemption for, or is otherwise not subject to, treatment as a PFIC. As such, your tax discussion should clearly summarize up front the tax consequences of Star Bulk being treated as a PFIC. As the company is not qualified to render an opinion regarding these tax matters, please revise pages 156 and 157 to avoid disclosure suggesting tax consequences that the company believes are based on, for example, "substantial legal authority."

Selling Shareholder, page 161
9. Please identify the natural persons who exercise the voting, investment, and dispositive control over the stock held or to be held of record by TMT Co., Ltd. Also, provide the business address of the company.
Form of Proxy
10. We note your response to comment 20 in our letter dated June
27,
2007. Please revise the proxy statement/prospectus and the form of proxy to clarify that shareholders need to approve any adjournment or postponement of the special meeting for the purpose of solicitation of additional proxies by the company.
Financial Statements of Acquired Vessels
11. We do not agree with your conclusion that the acquisition of the eight vessels is an acquisition of assets. We believe that the continuation of the existing charters as procured by TMT constitutes sufficient continuity of operations so that disclosure of prior financial information would be material to an understanding of future operations. In lieu of full financial statements for the vessels, we would not object to the inclusion of an audited statement of revenues and direct expenses for the most recent fiscal year only and an unaudited statement of revenues and direct expenses for the most recent interim period. To the extent that the vessels were under common management or common control during the period for which financial statements are required, we would not object to the statements being presented on a combined basis.
12. You are required to provide a pro forma balance sheet and a pro forma statement of operations that reflect your acquisition of the vessels. We will waive the requirement to provide a pro forma statement of operations if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you provide a pro forma statement of operations, limit it to information that is reliably determinable and do not include forward-looking information. Also disclose how the pro forma statement of operations is not indicative of your operations going forward because it necessarily excludes various operating expenses. We encourage you to include forward-looking information regarding the revenues and expenses of the vessels, as reorganized under you corporate structure and management. If furnished, clearly identify it as forward-looking rather than pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenue and net earnings, disclose how revenue and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Tia Jenkins, Senior Assistant Chief Accountant, at (202)
551-
3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or James Lopez at (202) 551-3536
with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Gary J. Wolfe, Esq.
      Seward & Kissel LLP
	Fax:  (212) 480-8421

Prokopios (Akis) Tsirigakis
Star Bulk Carriers Corp.
August 15, 2007
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